Exhibit 99.1

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium Announces Annual General Meeting of Shareholders

Luxembourg, April 1, 2013 – Ternium S.A. (NYSE: TX) announced today that its annual general meeting of shareholders will be held on Thursday May 2, 2013, at 2:30 p.m. (Luxembourg time) at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.  Each holder of Ternium ADSs as of April 1, 2013, shall be entitled to instruct The Bank of New York Mellon, the depositary bank, as to the exercise of the voting rights pertaining to the shares represented by such holder’s ADSs.

The Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2012 annual report (which includes the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, and the Company’s annual accounts as of December 31, 2012, together with the board of directors’ and the independent auditors’ reports thereon) are available on our website at http://www.ternium.com/en/investor. Copies of such documents are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time. In addition shareholders registered in the Company’s share register may obtain electronic copies of such document free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

About Ternium

Ternium is a leading steel company in Latin America, with an annual production capacity of approximately 10.8 million tons of finished steel products. The company manufactures and processes a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.